K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

August 11, 2023

VIA EDGAR

Ms. Deborah L. O’Neal

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American Beacon Funds
American Beacon Select Funds
American Beacon Institutional Funds Trust
Preliminary Proxy Statement on Schedule 14A

Dear Ms. O’Neal:

The following are the responses by and on behalf of the American Beacon Funds, American Beacon Select Funds, and American Beacon Institutional Funds Trust (the “Registrants”) to the comments received from you by telephone on July 27, and August 7, 2023, regarding the preliminary proxy statement on Schedule 14A (“Proxy Statement”), which was filed with the Securities and Exchange Commission (“SEC”) by each Registrant on July 17, 2023. Your comments and the Registrants’ responses are set forth below. The Registrants believe that the responses below fully address all of the comments of the SEC staff (“Staff”). Defined terms used by not defined herein have the respective meanings assigned to them in the Proxy Statement.

1.	Please provide a copy of the proxy card to the Staff with a draft of the letter responding to Staff comments.

A copy of the form of proxy card included in the PRE 14A filing is attached.

2.	In the “Question and Answer” section (“Q&A”), please disclose the estimated costs associated with solicitation of the proxy votes in response to the question “Will my Fund pay for the Proxy Statement and related costs?”

In the Q&A, the Registrants have revised the response to “Will my Fund pay for the Proxy Statement and related costs?” to include the following statement at the end of the response:

Securities and Exchange Commission

August 11, 2023

“The Manager has retained Computershare Inc. to assist in the distribution of proxy material and the solicitation and tabulation of voting results at a cost that is estimated to be approximately $6.1 million.”

3.	In the “Additional Information Regarding the New Ownership Group” section of the Proxy Statement, please include the information required by Schedule 14A, Item 22(c)(3) regarding the members of the New Ownership Group. If the Registrants believe that no further disclosure is required, please provide a legal analysis, including any applicable SEC no-action letters, supporting the Registrants’ position.

As discussed below, the Registrants believe that the existing disclosure in the “Additional Information Regarding the New Ownership Group” section of the Proxy Statement fully satisfies the requirements of Schedule 14A, Item 22(c)(3) and that no further disclosure is required.

Schedule 14A, Item 22(c)(3) requires that the Proxy Statement “[s]tate the names and addresses of all Parents of the investment adviser and show the basis of control of the investment adviser and each Parent by its immediate Parent.” Schedule 14A, Item 22(a)(1)(ix) defines a “Parent” as “the affiliated person of a specified person who controls the specified person directly or indirectly through one or more intermediaries.” Pursuant to Section 2(a)(3) of the Investment Company Act of 1940, as amended (“1940 Act”), an “affiliated person” of the Manager includes “any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities” of the Manager. Following the Transaction, certain members of the New Ownership Group may be affiliated persons of the Manager by virtue of their ownership of 5% or more of the outstanding voting securities of RIH and, indirectly, the Manager. However, as set forth below in further detail, no member of the New Ownership Group will be a “Parent” of the Manager for this purpose because no member of the New Ownership Group will control the Manager.

Schedule 14A, Item 22(c)(3) does not define the term “control.”1 However, “control” is defined in Section 2(a)(9) of the Investment Company Act of 1940, as amended (“1940 Act”) as “the power to exercise a controlling influence over the management or policies of a company.” Section 2(a)(9) states further that “[a]ny person who does not . . . own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.” The governance structure to be implemented by the New Ownership Group following the Transaction, which is not yet finalized, has been designed to ensure that no member of the New Ownership Group will possess the authority to exercise a controlling influence over the management or policies of RIH, RIM or the Manager. As disclosed in the Proxy Statement, the terms of the Transaction Agreement provide that (i) RIH will be managed by a board of managers, (ii) certain members of the New Ownership Group will have the

1 Schedule 14A, Item 22(a)(1) states that “[u]nless the context otherwise requires, terms used in this item that are defined . . . in the Investment Company Act of 1940 shall have the same meanings provided therein . . . .”

Securities and Exchange Commission

August 11, 2023

authority to appoint members of the RIH board of managers, but no individual member of the New Ownership Group will have the authority to appoint members comprising 25% or more of the members of the RIH board of managers, (iii) two or more of the five members of the RIH board of managers are expected to be “independent” of the members of the New Ownership Group and their respective related management organizations, and (iv) the chief executive officer of the Manager, who is currently a member of the RIH board, will remain a member of the RIH board following the Closing of the Transaction. In addition, the Registrants confirm that no individual member of the New Ownership Group will own 25% or more of the voting securities of RIH following the Transaction.

Based on the foregoing analysis, the Registrants respectfully submit that no further disclosure regarding the members of the New Ownership Group is required by Item 22(c)(3) of Schedule 14A, and Registrants are aware of no other authority imposing additional disclosure requirements with respect to the New Ownership Group.

4.	In the “Additional Information Regarding the New Ownership Group” section of the Proxy Statement, please include the information required by Schedule 14A, Item 22(c)(4) regarding the members of the New Ownership Group. If no member of the New Ownership Group will own directly or indirectly, of record or beneficially, ten percent or more of the outstanding voting securities of the Manager, please add disclosure to that effect in the Proxy Statement.

Schedule 14A, Item 22(c)(4) states that, “[i]f the investment adviser is a corporation, and if, to the knowledge of the persons making the solicitation . . . any person not named in answer to paragraph (c)(3) . . . owns, of record or beneficially, ten percent or more of the outstanding voting securities of the investment adviser,” the Proxy Statement “indicate that fact and state the name and address of each such person.”

The Proxy Statement discloses the current owners of the Manager in the “Background Information” section. Currently, and after the Closing of the Transaction, the Manager will be wholly owned by RIM, which will be wholly owned by Resolute Acquisition, Inc., which will be wholly owned by Resolute Topco, Inc., which will be wholly owned by RIH. The Registrant has not disclosed any individual members of the New Ownership Group in response to Item 22(c)(4) because no one member of the New Ownership Group will own, of record or beneficially, ten percent or more of the outstanding voting securities of RIH following the Closing of the Transaction.

As requested, the Registrant has revised the second sentence in the first paragraph of the “Additional Information Regarding the New Ownership Group” section of the Proxy Statement as follows:

“Immediately after the Closing, no member of the New Ownership Group will own ten percent or more of the outstanding equity interests of RIH ~~equity interests~~ (or equity interests in a successor entity to RIH). Accordingly, no member of the New Ownership Group will be ~~, in an amount that would result in a member being~~ deemed to directly or indirectly “control” the Manager, as such term is defined under the 1940 Act.”

Securities and Exchange Commission

August 11, 2023

5.	Please disclose what will happen if the shareholders of one or more Funds do not approve Proposal 1.

In the Q&A, the Registrants have revised the response to “If the Proposals are approved, when will the New Management Agreement and New Affiliated Investment Advisory Agreements take effect?” to include the following statement at the end of the response:

“If the shareholders of one or more of the Funds do not approve Proposal 1, the Board will consider further actions, which may include additional solicitation.”

*       *       *      *       *

As we discussed, the proxy statement states that “SSI serves as a sub-advisor to a portion of one registered investment company with investment objectives and strategies similar to those of the SSI Fund. Information regarding this fund is included in Appendix F.” The Registrants note that SSI subadvises a portion of the Morningstar Alternatives Fund, a multi-manager investment company that is advised by Morningstar Investment Management, LLC (“Morningstar”). We understand that, for competitive reasons, Morningstar does not disclose the fee rates paid to the Morningstar Alternatives Fund’s individual sub-advisors. Consistent with that policy, the Registrants intend to include in Exhibit E the following disclosure in response to Schedule 14A, Item 22(c)(10).

“SSI subadvises a portion of the Morningstar Alternatives Fund (“Alternatives Fund”), a multi-manager and multi-strategy fund. The asset size of the Alternatives Fund was $270,368,293 as of June 30, 2023. SSI’s fee rate schedule for the SSI Fund is higher than that of the Alternatives Fund at all asset levels due to the additional services that SSI provides to the SSI Fund as compared to the Alternatives Fund. However, SSI’s contractual commitment to waive 0.44% of its investment advisory fee for the SSI Fund through October 31, 2024 has effectively reduced SSI’s fee rate schedule for the SSI Fund such that it is lower than SSI’s fee rate schedule for the Alternatives Fund at all asset levels.”

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber
Kathy Kresch Ingber

Securities and Exchange Commission

August 11, 2023

cc:	Rosemary Behan
Teresa Oxford
Michael Jiang
American Beacon Advisors, Inc.